SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                     Commodore Environmental Services, Inc.
                     --------------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                -----------------
                                 (CUSIP Number)


                             John A. Stevenson, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                       47 avenue Hoche, Paris 75008 France
                              011(331) 44 09 46 00
                              --------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                February 6, 2001
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box |X|.


                         (Continued on following pages)

                               Page 1 of 5 Pages

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
    CUSIP NO.                                                 Page 2 of 4 Pages
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      1    NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Caisse Regionale de Credit Agricole
           Mutuel de la Charente Maritime Deux Sevres
--------------------------------------------------------------------------------
      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
      3    SEC USE ONLY

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      4    SOURCE OF FUNDS*

           WC
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      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(E)                                     |_|
--------------------------------------------------------------------------------
      6    CITIZENSHIP OR PLACE OF ORGANIZATION

           France
--------------------------------------------------------------------------------
      NUMBER OF              7   SOLE VOTING POWER
        SHARES                   850,000 (see item 5(b))
     BENEFICIALLY           ----------------------------------------------------
    OWNED BY EACH            8   SHARED VOTING POWER
      REPORTING                  0
     PERSON WITH            ----------------------------------------------------
                             9   SOLE DISPOSITIVE POWER
                                 21,650,000
                            ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER
                                 0
--------------------------------------------------------------------------------
      11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           21,650,000 shares of Common Stock
--------------------------------------------------------------------------------
      12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                           |_|
--------------------------------------------------------------------------------
      13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           31.84%
--------------------------------------------------------------------------------
      14   TYPE OF REPORTING PERSON*

           BK
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                               Page 2 of 5 Pages

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value of $.01 per share (the "Common Stock"), of Commodore Environmental Services, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 150 East 58th Street, New York, New York, 10155.

Item 2.  Identity and Background.

The entity filing this statement is Caisse Regionale de Credit Agricole Mutuel de la Charente Maritime Deux Sevres ("CADS"), a banking institution organized under the laws of France. The address of CADS's principal business and principal office is 4 boulevard Louis Tardy, 79028 Niort Cedex 9 France. During the last five years, CADS has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On December 3, 1993, CADS and the Issuer entered into a Bond Purchase Agreement (as amended, the "Bond Purchase Agreement"), pursuant to which CADS purchased two convertible bonds issued by the Issuer in the respective face amounts of US$ 2,500,000 and US$ 1,500,000. The bonds, which were purchased for an amount equal to 100% of their face value, are convertible into up to 4,000,000 shares of Common Stock at a conversion price of US$ 1 per share.

In 1995, an aggregate of 14,300,000 shares of Common Stock was pledged to CADS as collateral for repayment of the bonds in substitution of other collateral. An additional 2,500,000 shares of Common Stock was pledged to CADS as collateral on January 30, 1999, in exchange for an extension of the maturity date of the bonds pursuant to an Amendatory Letter Agreement dated December 2, 1998.

Together with the purchase of the bonds, CADS also subscribed to 500,000 shares of the Issuer's non-voting redeemable convertible Series AA Preferred Stock (the "Preferred Stock") for a purchase price of US$ 500,000 pursuant to a Securities Purchase Agreement dated December 3, 1993 (the "Securities Purchase Agreement"). In July 2000 the Preferred Stock was converted into 1,000,000 shares of Common Stock at a ratio of two shares of Common Stock for each share of Preferred Stock, and between September 18, 2000 and November 15, 2000 CADS sold 150,000 shares of Common Stock through a broker.

The purchase price of the bonds and the Preferred Stock was obtained out of CADS's working capital as an investment for its own account.

On December 4, 2000 the bonds matured and the Issuer failed to repay the principal. CADS agreed to forbear from declaring a default pending the outcome of good faith negotiations with the Issuer. On February 6, 2001 negotiations were terminated and CADS declared a default under the Bond Purchase Agreement, which default gave CADS the right to take possession of the 16,800,000 pledged shares of Common Stock.

Item 4.  Purpose of Transaction.

CADS purchased the convertible bonds (in relation to which the 16,800,000 shares of Common Stock beneficially held by CADS have been pledged) and the Preferred Stock for investment purposes.

                               Page 3 of 5 Pages

CADS intends to sell the 16,800,000 pledged shares of Common Stock, as well as the 850,000 shares of Common Stock currently owned outright by CADS, if, when and as market conditions permit. CADS currently has no intention to convert the bonds and sell shares of Common Stock into which the bonds can be converted.

Otherwise, CADS has no present plans or intentions which would result in or relate to any of the transactions described in subparagraph (a) through (j) of
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) CADS currently holds 850,000 shares of Common Stock, is in the process of foreclosing on the pledge of 16,800,000 shares of Common Stock, and holds conversion rights for 4,000,000 shares of Common Stock pursuant to the bonds. In the aggregate, the shares represent approximately 32.089% of the 63,996,477 shares of Common Stock outstanding as of September 30, 2000 according to the Issuer's Form 10Q filed on November 14, 2000.

(b) CADS has the power to vote and dispose of the 850,000 shares of Common Stock currently held by CADS. CADS has undertaken to abstain from voting any of the 16,800,000 shares of Common Stock pledged to CADS for as long as CADS holds such shares. CADS has the right to dispose of such 16,800,000 shares. CADS does not hold and will not have, until such time as the bonds are converted, the power to vote or dispose of the 4,000,000 shares of Common Stock to be issued upon conversion of the bonds.

(c)   None.

(d)   Not applicable.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Items 3, 4 and 5(b) above.

Item 7.  Materials to Be Filed as Exhibits.

Exhibit 7.1 The Amendatory Letter Agreement dated December 2, 1998 between Caisse Regionale de Credit Agricole Mutuel de la Charente Maritime Deux Sevres and Commodore Environmental Services, Inc.

Exhibit 7.2 The Amendatory Letter Agreement dated May 30, 2000 between Caisse Regionale de Credit Agricole Mutuel de la Charente Maritime Deux Sevres and Commodore Environmental Services, Inc.

Exhibit 7.3 Undertaking Letter dated February 6, 2001 from Caisse Regionale de Credit Agricole Mutuel de la Charente Maritime Deux Sevres to the Company.

The Bond Purchase Agreement and the Securities Purchase Agreement are incorporated by reference to Exhibit 10 of COES' Form 10-K dated April 14, 1994.

                               Page 4 of 5 Pages

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2001



                                    Caisse Regionale de Credit Agricole
                                    Mutuel de la Charente Maritime Deux Sevres


                                    By: _____________________________
                                    Name:
                                    Title:


                               Page 5 of 5 Pages